April 30, 2009

Re:	Hooper Holmes, Inc Preliminary Proxy Statement on Schedule 14A Filed April 15, 2009 by Ronald V. Aprahamian File No. 1-00972

Melissa Campbell Duru, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Duru:

This letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Preliminary Proxy Statement in the Staff’s letter dated April 28, 2009. The Preliminary Proxy Statement has been revised in response to the Staff’s comments. Attached as Exhibit 1 to this letter is a mark-up version of the Preliminary Proxy Statement.

To assist your review, we have retyped your comments in italics below.

1.	“You disclose that the Board reduced the number of directors from eight to seven. The statement that follows implies such action is indicative of the Board “continu[ing] to ignore shareholders’ voices.” It appears, however, that such action is permissible by the Board under the bylaws of the company without shareholder vote or approval. Please revise or advise.”

In response to the Staff’s comment, the statement on the Cover Letter has been revised to clarify the intent of the statement.

2.	“Revise to indicate, if true, that each of the nominees has consented to being named in the proxy statement. See Rule 12a-4(d) of Regulation 14A.”

In response to the Staff’s comment, consent from each nominee on page i of the Cover Letter has been included.

3.	“Please revise the facing page of the Schedule 14A above the heading “name of Person(s) Filing Proxy Statement, if other than the Registrant,” to indicate that the Schedule 14A filing is being made by each of the nominees. The Schedule 14A is codified as Rule 14a-101 for disclosure purposes and requires identification of all persons on the cover page of a proxy statement who are filing the proxy statement. Both nominees are participants under the proxy rules and therefore engaged in the solicitation for which the proxy statement is required to be filed. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term “participant.”

In response to the Staff’s comment, the facing page of Schedule 14A has been revised to include Mr. Larry Ferguson.

4.	“Revise the first page of the proxy statement to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).”

In response to the Staff’s comment, the first page of the proxy statement has been revised.

5.	“You disclose that Mr. Brad Evans of Heartland Advisors, Inc., an 18.8% beneficial owner of Hooper’s common stock, also contacted Mr. Lowrance and Mr. Bubbs to recommend the nominees to the Board. We refer you to Item 4(b) of Regulation 14A and Instruction 3 thereunder. Please advise us of whether you considered if each of Mr. Evans and Heartland Advisors, Inc. is a “participant” as such term is defined, in the current solicitation.”

We have reviewed Item 4(b) of Regulation 14A and Instruction 3 thereunder and do not consider that either Mr. Brad Evans, or Heartland Advisors, Inc. fall in the definition of “participant” thereunder. Mr. Evans contacted Mr. Roy E. Lawrence, Chairman of the Board and Roy H. Bubbs, Chief Executive Officer of Hooper Holmes, Inc. to provide a positive reference with respect to Mr. Aprahamian when he initially asked the Board of Directors of Hooper Holmes to nominate him as a director.

6.	“Describe the provisions of the company’s governing instruments which you believe permit you to call a vote on your proposal at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.”

The company’s governing instruments do not include an advance notice provision which restrict a shareholder from nominating a candidate at the annual meeting. However, with the intent to reach an agreement with the company before filing a preliminary proxy statement and start a proxy contest, Mr. Aprahamian notified the company on April 13, 2009 of his intent to file the preliminary proxy statement and seek the support from the company’s shareholders to his nominees. The company has been made aware of Mr. Aprahamian’s intent to nominate the shareholder nominees at the annual meeting on several occasions.

7.	“Expand upon the plans your nominees have to “inject life into the boardroom” and how they plan, given their minority status on the Board if elected, to work to achieve “greater value for the Company’s shareholders than is presently recognized in the marketplace.” We note, for example, the series of questions you pose on page 10. Are any of these questions indicative of actions the nominees would advocate for if elected? Revise to clarify.”

In response to the Staff’s comment, Section D. 3 of Proposal I on page 10 has been revised to clarify the plans the nominees, if elected, will work on to achieve greater value for the Company’s shareholders than is presently recognized in the marketplace.

8.	“Please refer to the previous comment. We note disclosure on page 7 of the proxy statement in which you disclose that “it may be advantageous to become part of another company . . .where many costs, including costs associated with being a publicly traded company can be eliminated.” Revise to clearly state the nominees’ intent in this regard. Specifically disclose for example, whether the nominees intend to advocate, if elected, for a transaction that could result in the company going private.”

In response to the Staff’s comment, page 7 of the proxy statement has been revised to clarify our intent as to a transaction of this nature.

9.	“Please expand upon the nominees’ objective of having the Board create a plan to achieve a 5% pretax profit. Please disclose any specific steps the nominees would propose the Board take in order to achieve such a goal and set forth the basis for the nominees’ belief that such a goal is achievable in the current market environment.”

In response to the Staff’s comment, section D 3. of Proposal I on page 10, as well as the rest of the proxy statement has been revised to clarify that our plan will facilitate the achievement of up to a 5% pretax profit.

10.	“Please revise to specify the measures that your nominees will advocate the Board adopt that are geared towards instituting standards of accountability for management performance in creation of returns for shareholders and explain whether you believe and if so, why, you believe, that such standards currently do not exist.”

In response to the Staff’s comment, the first page of the Cover Letter and the second paragraph under Proposal I “Election of Directors” on page 3 has been revised.

11.	“Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

•	“[t]he disappointing decline is a result of the poor performance of the management and Board and evidence of their untargeted and undefined expectation of the company’s future. . .”;

•	“[a]s a result of substantial operating losses and resultant lack of cash, the company had to sell two business units. . .”

•	“[i]n the absence of the [ ] business unit sales, the company would have no cash and the company’s ability to obtain a new bank lending facility would have been impaired. . . ”; and

•	Statements regarding the nominees’ “proven experience” in management, the production of profit and increased shareholder value.”

In response to the Staff’s comment, the corresponding disclosure on pages 4 and 5 has been revised.

12.	“In your disclosure regarding the “disappointing decline” of the company’s current value, please also discuss the impact of recent volatility within the market that has affected a wide range of companies across various industries.”

In response to the Staff’s comment, the disclosure on page 4 has been revised. Please note that the graphic on page 9 under “2. Stock Under Performance” and disclosure thereunder, provides a comparison of the conduct of Hooper Holmes against its peers under the same market conditions.

13.	“In discussing the contributions that the nominees brought to various other companies, please revise to address other factors that could have similarly contributed to the performance achieved over time. If it is your assertion that the nominees efforts were solely responsible or primarily responsible for such improved results, revise to set forth the basis for your statements and as noted in a prior comment, provide us with support for any such statements.”

In response to the Staff’s comments, the disclosure on page 6 has been revised.

14.	“It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph, internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding”

We confirm our understanding.

15.	“Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.”

We do not intend to solicit proxies via internet chat rooms. With respect to any online communication, we will comply with Rules 14a-6, 14a-9 and 14a-12.

16.	“Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final2007/34-56135.pdf.”

We confirm that we will provide record holders with a notice informing that the materials are available and explaining how to access those materials.

17.	“You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.”

Hooper Holmes, Inc., has already distributed the proxy statement to its shareholders. Therefore we believe we can refer security holders to information in the company’s proxy statement.

18.	“You include a “blanket item” in the form of proxy in which you indicate that the proxies are authorized to vote in their discretion on such “other business that may properly come before the meeting and any adjournments or postponement thereof. . .” Advise us of the purpose of this language given the discretionary authority conferred by Rule 14a-4(c)(3). To the extent that the participants seek discretionary authority to vote on a proposal to adjourn the meeting for the purpose of soliciting additional proxies, however, please revise the form of proxy to specifically include this proposal and present the proposal in a manner consistent with Rule 14a-4(a)(3).”

We know of no other matters that are to be presented at the meeting at this time. We draw the Staff’s attention to the last paragraph on page 2 and section “Other Matters and Additional Information” on page 18 of the proxy statement. Also, in response to the Staff’s comment, we have revised the proxy card.

19.	“You disclose that “[o]ver time, First Consulting increased profitability, accumulated cash, and shareholder value grew from $5 to $13 per share.” As noted in our comments above, in future filings, please revise to ensure that you balance your disclosure regarding increases in share price during the tenure of Messrs. Ferguson and/or Aprahamian and acknowledge that there are many other contributing factors that could have contributed to the improvements realized.”

The staff’s comment is noted for future filings.

20.	“Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

•

“the SG&A expense was $10,017,000 AFTER an “accounting accrual reversal” of $1,600,000. . ., the actual SG&A expense in the fourth quarter of 2008 would have been $11, 617,000 before the accounting accrual reversal . . .”;

•	“[i]f not for this “accounting accrual reversal,” the reported net income for the fourth quarter of 2008 of $1,249,000 would have been a loss of $351,000. . .”; and,

•	Reference to management “throwing sticks and stones at Hooper Holmes’ shareholders concerned about their substantial loss in shareholder value. . ..””

Attached as Exhibit 2 is a copy of the applicable portions of the news release of Hooper Holmes announcing its fourth quarter and year end 2008 results, which complete version was filed by Hooper Holmes with the Commission on March 13, 2009, as well as a copy of the applicable portions of a final transcript of Hooper Holmes earnings conference call held on March 13, 2009, which complete version was filed by Hooper Holmes with the Commission on March 18, 2009. This Exhibit supports the statements transcribed on the first two bullets in the Staff’s comment referenced above.

Also, as Exhibit 3 is a copy of a letter sent by Hooper Holmes to its shareholders criticizing and “throwing sticks and stones” to Mr. Aprahamian’s nominees. This letter was filed by Hooper Holmes with the Commission on April 20, 2009.

Registrant’s Closing Comments

In connection with responding to the foregoing comments, each of us hereby acknowledges that:

(1)	Each of us is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	Neither of us may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call either of us, if Mr. Aprahamian at (703) 627-9041, if Mr. Ferguson at (704) 236-9817 or Mr. Aprahamian’s counsel: Philip Feigen at (202) 457-6142 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,	Sincerely,

/s/ RONALD V. APRAHAMIAN	/s/ LARRY FERGUSON
Ronald V. Aprahamian	Larry Ferguson

cc: Philip Feigen